Registration Statement
                                                                       333-74859

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM T-1

                               ------------------

STATEMENT OF  ELIGIBILITY  AND  QUALIFICATION  UNDER THE TRUST  INDENTURE ACT OF
        1939, AS AMENDED, OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN  APPLICATION  TO  DETERMINE  ELIGIBILITY  OF A TRUSTEE  PURSUANT  TO
SECTION 305(b)(2) X

                            -------------------------

                            FIRST UNION NATIONAL BANK
               (Exact name of trustee as specified in its charter)

     United States National Bank                           56-0900030
     (State of incorporation if                            I.R.S. employer
     not a national bank)                                  identification no.)

     First Union National Bank
     230 South Tryon Street, 9th Floor
     Charlotte, North Carolina                             28288-1179
     (Address of principal                                 (Zip Code)
     executive offices)

                                  Same as above
                                  -------------

                 (Name, address and telephone number, including
                   area code, of trustee's agent for service)

                     HOMEGOLD HOME EQUITY LOAN TRUST 1999-1

               (Exact name of obligor as specified in its charter)

                                    DELAWARE

         (State or other jurisdiction of incorporation or organization)

                                Not yet received
                      (I.R.S. employer identification no.)

                          c/o Wilmington Trust Company
                               Rodney Square North
                             1100 N. Market Street
                         Wilmington, Delaware 19890-0001

          (Address, including zip code, of principal executive offices)

                        ---------------------------------

                     HomeGold Home Equity Loan Trust 1999-1,
               Home Equity Loan Asset-Backed Notes, Series 1999-1
                       (Title of the indenture securities)

                       -----------------------------------

Item 1. General information.

      Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

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      Name                                                    Address

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Federal Reserve Bank of Richmond, VA                          Richmond, VA

Comptroller of the Currency                                   Washington, D.C.

Securities and Exchange Commission
Division of Market Regulation                                 Washington, D.C.

Federal Deposit Insurance Corporation                         Washington, D.C.

      (b)   Whether it is authorized to exercise corporate trust powers.

            The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with the obligor and underwriters.

            If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

            None. Inasmuch as this Form T-1 is filed prior to the ascertainment by the Trustee of all facts on which to base a responsive answer this Item 2, the answer to said Item is based on incomplete information. Item 2 may, however, be considered correct unless amended by an amendment to this Form T-1.

Items 3-15.

            Because the obligor is not in default on any securities issued under indentures under which the applicant is trustee, Item 3 through 15 are not required herein.

Item 16. List of Exhibits.

            All exhibits identified below are filed as a part of this statement of eligibility.

      *1. A copy of the Articles of Association of First Union National Bank as now in effect, which contain the authority to commence business and a grant of powers to exercise corporate trust powers.

      *2. A copy of the certificate of authority of the trustee to commence business, if not contained in the Articles of Association.

      3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in exhibits (1) or (2) above.

      *4. A copy of the existing By-laws of First Union National Bank, or instruments corresponding thereto.

      5. Inapplicable.

      6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939. Included on signature page of this Form T-1 Statement.

      7. A copy of the latest report of condition of the trustee published pursuant to law or to the requirements of its supervising or examining authority.

      8. Inapplicable.

      9. Inapplicable.

----------------------
* Incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of First Union National Bank, filed as Exhibit 25.1 to Form S-4 Registration Statement of Unifi, Inc. filed with the Securities and Exchange Commission on April 2, 1998 (Registration No. 333-49243).

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, First Union National Bank, a national association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Charlotte, and State of North Carolina, on the 24th day of March, 1999.

                                                     FIRST UNION NATIONAL BANK

                                                              (trustee)

                                                     By: /s/Pablo de la Canal
                                                         --------------------
                                                     Name:  Pablo de la Canal
                                                     Title: Vice President

                               CONSENT OF TRUSTEE

      Under section 321(b) of the Trust Indenture Act of 1939, as amended, and in connection with the proposed issuance by HomeGold Home Equity Loan Trust 1999-1 of its debt securities, First Union National Bank as the trustee herein named, hereby consents that reports of examinations of said Trustee by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon requests therefor.

                            FIRST UNION NATIONAL BANK

                                                     By: /s/Pablo de la Canal
                                                         --------------------
                                                     Name:  Pablo de la Canal
                                                     Title: Vice President

Dated: March 24, 1999

[LOGO]

Comptroller of the Currency
Administrator of National Banks
Washington, D.C.  20219

                                   CERTIFICATE

      I, Julie L. Williams, Acting Comptroller of the Currency, do hereby certify that:

      1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

      2. "First Union National Bank," Charlotte, North Carolina, (Charter No. 000001) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise Fiduciary Powers on the date of this Certificate.

                   IN TESTIMONY WHEREOF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this 26th day of August, 1998.

                   /s/ Julie L. Williams
                   ---------------------
                       Julie L. Williams
                       Acting Comptroller of the Currency

[SEAL OF THE COMPTROLLER
  OF THE CURRENCY]

       Consolidated Report of Condition for Insured Commercial and State-
                  Chartered Savings Bank for December 31, 1998

  Line                                                              Description                                 Value
Call Date                    12/31/1998
Bank Name                    First Union National Bank
Address                      2 First Union Center
City                         Charlotte
County                       Mecklenburg
Short Name                   FUNB
Zip Code                     28288-0201
Certificate Number           33869
State                        NC
Charter Type                 1

RC.1.a                       Cash and balances due, noninterest-bearing balances & currency & coin            12220276
RC.1.b                       Cash and balances due, interest-bearing balances                                  2533262
RC.2.a                       Securities, held-to-maturity                                                      1891097
RC.2.b                       Securities, available-for-sale                                                   36783824
RC.3                         Federal funds sold and securities purchased under agreements to resell            8034320
RC.4.a                       Loans and leases, net of unearned income                                        133283216
RC.4.b                       Less: allowance for loan and lease losses                                         1810465
RC.4.c                       Less: allocated transfer risk reserve                                                   0
RC.4.d                       Loans and leases, net of unearned income, allowance, and reserve                131472751
RC.5                         Trading assets                                                                    7042399
RC.6                         Premises and fixed assets (including capitalized leases)                          3165970
RC.7                         Other real estate owned                                                            128223
RC.8                         Investments in unconsolidated subsidiaries and associated companies                323890
RC.9                         Customers' liability to this bank on acceptances outstanding                      1268425
RC.10                        Intangible assets                                                                 5200418
RC.11                        Other assets                                                                     12418468
RC.12                        Total assets                                                                    222483323
RC.13.a                      Deposits in domestic offices                                                    137007272
RC.13.a.(1)                  Noninterest-bearing deposits, domestic                                           26154252
RC.13.a.(2)                  Interest-bearing deposits, domestic                                             110853020
RC.13.b                      Deposits in foreign offices, Edge & Agreement subsidiaries and IBFs              10021556
RC.13.b.(1)                  Noninterest-bearing deposits, foreign                                              477500


RC.13.b.(2)                  Interest-bearing deposits, foreign                                                9544056
RC.14                        Federal funds purchased and securities sold under agreements to repur.           19607885
RC.15.a                      Demand notes issued to the U.S. Treasury                                           389283
RC.15.b                      Trading liabilities                                                               5075053
RC.16.a                      Other borrowed money, remaining maturity of one year or less                     14089286
RC.16.b                      Other borrowed money, remaining maturity of more than 1 thru 3 years              2371510
RC.16.c                      Other borrowed money, remaining maturity of more than three years                  767010
RC.18                        Bank's liability on acceptances executed and outstanding                          1280934
RC.19                        Subordinated notes and debentures                                                 4045123
RC.20                        Other liabilities                                                                 9151594
RC.21                        Total liabilities                                                               203806506
RC.23                        Perpetual preferred stock and related surplus                                      160540
RC.24                        Common stock                                                                       454543
RC.25                        Surplus (exclude all surplus related to preferred stock)                         13206325
RC.26.a                      Undivided profits and capital reserves                                            4441457
RC.26.b                      Net unrealized holding gains (losses) on available-for-sale securities             417625
RC.27                        Cumulative foreign currency translation adjustments                                 (3673)
RC.28                        Total equity capital                                                             18676817
RC.29                        Total liabilities and equity capital                                            222483323
RC.M.1                       Most comprehensive level of auditing by independent external auditors                 N/A